CLIFFORD CHANCE US LLP 31 WEST 52ND STREET NEW YORK, NY 10019-6131 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

VIA EDGAR AND FEDEX

February 13, 2015

Sonia Barros, Esq.

Sara von Althann, Esq.
United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:                             National Storage Affiliates Trust
Amendment No. 3 to
Draft Registration Statement on Form S-11
Confidentially Submitted January 21, 2015
CIK No. 0001618563

Responses to Staff comments made by letter dated February 3, 2015

Dear Ms. Barros and Ms. von Althann:

On behalf of our client, National Storage Affiliates Trust, a Maryland real estate investment trust (the “Company”), set forth below are the responses of the Company to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated February 3, 2015 (the “Comment Letter”) in connection with the Company’s Amendment No. 3 to the original Registration Statement on Form S-11, which was submitted to the SEC on a confidential basis pursuant to Title I, Section 106 of the Jumpstart Our Business Startups Act of 2012 (the “Amended Registration Statement”).  Where appropriate, the term “Company” includes the Company’s operating partnership, NSA OP, LP, a Delaware limited partnership.  Concurrently with the submission of this response letter, the Company is publicly filing the Amended Registration Statement for the first time (as so amended, the “Registration Statement”). The Registration Statement has been updated in response to Staff comments made in the Comment Letter. In addition, the Company has revised the Registration Statement to update other disclosures.

The Company’s responses to the Staff’s comments contained in the Comment Letter are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.

The Company has enclosed with this letter a marked copy of the Registration Statement (the “Marked Copy”), which was submitted today by the Company via EDGAR, reflecting all changes made to the Amended Registration Statement.  All page references in the responses below are to the pages of the Marked Copy of the Registration Statement unless otherwise specified.

General

1.                                      We note your response to our prior comment two and the revisions to your filing. It appears that several tables in your filing continue to comingle data related to acquired properties with data related to probable acquisitions. Please further revise your filing to separately present this information in every table related to your in-place portfolio. Your revised tables should separately present data related to properties acquired as of the most recent balance sheet date included in your filing, those acquired subsequent to the most recent balance sheet date included in your filing and those probable of acquisition. In addition, your revisions should include, but not be limited to, the table presented on page F-3.

Company Response

In response to the Staff’s comment, the Company has added or further revised a footnote to each table related to the Company’s in-place portfolio, including the table on page F-3, to separate the Company’s total properties in the manner requested.

Financial Statements

Unaudited Pro Forma Condensed Consolidated Financial Information, page F-3

2.                                      We note your response to our prior comment one and your revisions to your filing. Please further revise footnotes 6, 7 and 8 to include the quantitative information provided in the table on page F-3 for these nine properties.

Company Response

In response to the Staff’s comment, the Company has further revised footnotes 6, 7, and 8, as well as footnote 9, on page F-4, to include, for the properties listed in these footnotes, the quantitative information from the table on page F-3.

Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned at (212) 878-8527 or Andrew S. Epstein at (212) 878-8332.

Sincerely,

/s/ Jay L. Bernstein
Jay L. Bernstein

cc:                                Securities and Exchange Commission

Jennifer Monick, Senior Staff Accountant

Robert Telewicz, Senior Staff Accountant

National Storage Affiliates Trust

Arlen D. Nordhagen

Tamara D. Fischer

Clifford Chance US LLP

Andrew S. Epstein

Latham & Watkins LLP

Julian Kleindorfer